Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: June 8, 2026

On June 7, 2026, Vikas Mittal, the Chief Executive Officer and Director of CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”), which is a party to a previously disclosed non-binding letter of intent, dated as of December 2, 2025 (the “LOI”), with First Digital Group Ltd. (“First Digital”), was interviewed on The SPAC Podcast. The transcript of the interview is set forth below:

TRANSCRIPT: Vikas Mittal & The SPAC Podcast

Featuring:	Vikas Mittal
Speakers:	Vikas Mittal: Chief Executive Officer and Director, CSLM Digital Asset Acquisition Corp III, Ltd.

Michael Blankenship: Host, The SPAC Podcast; Co-Chair, Capital Markets Practice, Winston & Strawn LLP

Michael Blankenship: All right, Mike Blankenship here with SPAC Podcast. Today I’m joined by Vikas Mittal, Chief Executive Officer and Director of CSLM Digital Asset Acquisition Corp III, Ltd. Vikas, how are you doing? Tell us a little bit about yourself.

Vikas Mittal: Good. Good, good, good. Hey, Mike, appreciate the time. It’s good to connect again. It’s been a little while since we last spoke and hope all is well. Yeah, it’s fun times in the SPAC pod. By way of background, I’ve been an investor in the asset class for about 20, 22 years now. I started my career at a firm called Glazer Capital, which is one of the bigger public players in SPACs. Was doing event credit and converts, but the SPAC asset class caught my eye and we were involved as a sponsor of SPACs in the mid 2010 to 2020 window. We’ve sponsored probably a dozen vehicles and I think the biggest pivot is since I started Meteora Capital, we’ve sat on boards and management teams as principal members of the SPAC vehicles.

So we had the GSR Meteora SPAC that we raised with the GSR team, Gus Garcia, Lew Silberman and Anantha Ramamurthy, who are on their fourth or fifth SPAC now. We took Bitcoin Depot public back in 2023 under the Gensler administration, which was a really tough time. And then moving forward, we’ve got a SPAC in the market right now, CSLM Digital Asset Acquisition Corp III. It’s in a publicly disclosed LOI with an Asian stablecoin issuer First Digital. It’s also a leading Asian agentic payments company. A promising transaction that we’re making progress with. We’ve disclosed a non-binding LOI publicly late last year with them.

And then we raised another vehicle called Bitcoin Infrastructure, where I’m on the board, with a great CEO, Ryan Gentry, who’s an aerospace engineer by background, was in Intel Capital working in the chip space. Really topical with what’s going on with GPUs and GPU-as-a-service business models today, and then was at Multicoin Capital and then at Lightning Labs, a layer two infrastructure player, and so a lot of deep sector domain expertise with AI hyperscalers and digital infrastructure. That was a recent December of ’25 raise, so we’re still in the search process. Also, the executive chairman of Berto Acquisition Corp two, whose founder is Harry You, publicly disclosed as the chairman of Broadcom, a Fortune 5 company, the number two player in AI chips behind Nvidia. We just priced that IPO two or three weeks ago. It was a 315 million raise focused on opportunities in the AI infrastructure space. So keeping ourselves super busy with sponsorship, investing in pipes and other transactions. We see a lot of activity across the SPAC ecosystem, and we love to partner with other great management teams and entrepreneurs going public through other SPAC vehicles.

Michael Blankenship: Excellent. Well, I appreciate that. So you’ve done it for more than twenty years. What drew you into the SPAC market? And how has that asset class evolved over those years? There’s been multiple cycles.

Vikas Mittal: Yeah, when it started, it was like the Legends Merchant crew. It was like a common and two warrants struck below trust and there was maybe ten to twenty SPAC issuances per year. The vote was tied to the redemptions. And the asset class was kind of a sleepy backwater product that really had very little traction with institutional investors.

Most long only or long short fundamental investors by mandate could not invest in pipes or SPAC-oriented transactions until the company went public and was seasoned for two to three quarters. I think the first SPAC to raise a pipe was Haymaker Acquisition, led by Andy Heyer and one of my old colleagues, Joe Tonnos, and Chris Bradley, who’s on the board of one of our SPACs, the CSLM Digital Assets SPAC, and they raised like a hundred million dollar pipe against a health and wellness spa carved out of Catterton Partners. Fidelity and Monashee led the PIPE, and that really opened the market in like twenty nineteen, twenty eighteen, for institutions to invest in PIPEs. And then we had the SPAC boom of late twenty twenty and early twenty one where there were seven, eight hundred SPACs, I think. You had venture capital firms, private equity firms, growth equity firms, retired CEOs.

Michael Blankenship: Celebrities, athletes.

Vikas Mittal: Celebrities, athletes, yeah. Anybody who had like wealthy neighbors or friends at the golf club that they could raise like four or five million bucks from overnight to get one of these vehicles stood up. We were certainly drinking the Kool-Aid as well. We probably put a couple hundred million dollars into the sponsor asset class into independent SPACs that we didn’t have control of at the time. It was not a great trade for many. I think the liquidation rates were in the sixty to seventy percent, and probably a majority of the ones that completed deals went bankrupt before the lockups expired.

And so it was really destruction of capital. There was a lot of great lessons learned. That was certainly the depths of the cycle. And I think the twenty twenty-two to twenty twenty-four period, if you adapt the Gartner Hype Cycle, was like the trough of disillusionment where everyone was like, “This thing’s never going to work again.” Many of my friends in the industry left and went on to do other things.

Folks like you and us stuck around and saw the value of the product, and it’s great to see the renaissance we’ve seen in twenty twenty-five, where it’s largely an asset class with serial sponsors that have had success with prior vehicles, have a better pedigree. They manage money on behalf of institutional clients. They understand what it’s like to have LPs. You’ve got sponsors that are on their fifth, sixth, seventh, eighth, ninth SPAC. Folks like our partner, Harry You, who I think we’re on our ninth or tenth SPAC as the Berto franchise after doing seven or eight DMY SPACs.

And so those are the type of folks you want to be aligned with. The CSLM SPAC, we’re partnered with Consilium Investment Management. It’s their second vehicle. It’s a 25-year-old organization down here in South Florida. And that’s really where we are in the cycle. Are all 300 SPACs going to do great deals? Absolutely not. But I think you’ll see 10 to 20% of the market come forward with durable companies that are sustainable, can raise institutional capital, and be compounders in the public markets over multiple years. That’s really where I think the SPAC product has found its niche.

I don’t think you’re going to see a SpaceX or a company at a 5 billion enterprise value pursue a SPAC IPO versus a regular way IPO. But something in that five hundred million or even lower sometimes for these small growth stories that could be 10Xs that come out at two, three hundred million — instead of doing a series B or C, they do the SPAC deal, and if it’s a profitable and sustainable business, those are the type of stories that SPAC investors are really looking for. Those two hundred million pre-money stories up to a billion to two billion kind of things that could be a twenty billion story.

And when we talk to targets, Harry cites IonQ, the first quantum computing company that came public at a couple billion dollars, and now it’s trading at north of a twenty-five billion market cap last I looked. Quantinuum did a regular way IPO at a seventeen, eighteen billion market cap. And I don’t think that type of IPO could have been possible without IonQ leading the way. That’s where the SPAC product helps — it can accelerate that go-to-market process for great private companies that the regular way IPO market may say you’re two to three years away for.

Michael Blankenship: Yeah, and on that very good point, how do you think about the role of risk capital kind of on the front, and then financings to support a SPAC transaction? That ecosystem certainly has changed since 2020, 2021.

Vikas Mittal: Yeah, the syndicated stuff’s a double-edged sword. As a principal investor taking syndicated capital on our SPACs, we’ve always wanted to have a majority of the capital coming from our core sponsor team. It shows better alignment. Some of the issues we saw in 2020 and 2021 was that the entire risk pool was syndicated to third parties, and so the sponsor group really didn’t have enough skin in the game to properly incentivize them to do the right deal. It was just like, get any deal done, was kind of the mindset. If I had to guess, 75%-plus of SPACs that had non-managing member capital in the risk pool was 75 to 90% from third-party hedge funds and institutions taking a Y Combinator kind of diversified bet. Selfishly as a SPAC sponsor, you don’t want there to be 300 SPACs out there. It’s a lot of noise in the system.

And what we’ve seen in the last couple quarters is that the market is now being more discerning, and the institutional hedge fund community is not backing every sponsor that they get an outbound call from a bank on, “Hey, we’re raising a 10-handed deal. Are you in for 500K?” And so I think the discipline’s coming now. I wish the discipline had come 12 months ago. But the backend financing is fairly critical from a positioning standpoint for companies that do not have discipline on the front-end valuation. Nine out of ten times, a company that goes public without a PIPE or any sort of valuation validation goes public at the wrong valuation, too high.

And so the PIPE becomes a nice discipline mechanism that investors should look at. The only time I look at a deal without a PIPE — like Boostrun, great example. It came at a relatively conservative valuation. The stock’s like in the 30s. Just as an outsider, we have no inside info on the company. But it didn’t have a PIPE, and investors were all across it, and they saw interest. And the company had a plan to raise capital through keeping the trust. Those are the stories that you like. For investors, companies that come at reasonable valuations where you have many multiples of capital return upside potential — that’s the way I would position it as a sponsor if it’s not a more durable company that has raised an institutional PIPE to validate the valuation. Those are the key tells everyone should be looking at.

Michael Blankenship: Yeah, I couldn’t agree more. I mean, I work on a lot of these, as you know, and seeing that valuation be so astronomical compared to where the previous raise was, it’s like, I don’t know how you justify it, especially with the SEC coming out and not allowing the safe harbor on multiple years of projections. And that leads to my next question — what do you see as the biggest misconceptions the media has about SPACs?

Vikas Mittal: Yeah, no, I mean, it’s an oddity. The negative bias in the media is like a vestige of the excesses of 2021 and a lack of understanding. Like, no offense to Andrew Ross Sorkin. I’m sure he’s a brilliant individual on CNBC, but I don’t think he understands how the redemption mechanism works. He gets folks like Anthony Pompliano on there, and when he was doing his digital asset treasury deal for the Columbus Circle BRR thing, I remember watching — he was not even asking the fundamental questions about how the redemption works and what is the MNAV calculation. And so I think the old adage that SPACs are like a four-letter word is somewhat true, and that’s why investors have to really segment in the market — who are the proven deal makers, C-suite operators, with decades of experience raising capital and taking companies public.

Like the Michael Klein Churchill franchise. He just did like a tenth of a warrant on his most recent SPAC. That’s a great signal to the broader market. Institutions look at an individual like Michael Klein, who’s arguably, along with someone like a Frank Quattrone, this generation’s finest deal makers with access and a Rolodex globally unrivaled by anyone but the CEOs of money center banks. And someone like our founder of the Berto franchise, Harry You — he was the former CFO of Oracle, led the acquisition and integration of PeopleSoft, was in the office of the chairman at EMC and heavily involved in VMware, and then the ultimate sale of EMC and VMware when he was at Broadcom as a director, and now he’s the chairman of Broadcom. He’s sitting at the center of what’s going on in this AI hyperscaler ecosystem. Those type of sponsors are the ones I want to be aligned with and should have the highest probability of doing something that is interesting to the public markets.

Michael Blankenship: Yeah, and kind of going forward, what advice would you give to somebody looking to be a sponsor that’s not a repeat? And if you’re a company, how would you advise each party within the SPAC ecosystem?

Vikas Mittal: Yeah. The easiest one for the target side is to hire expert counsel. Not to give you a marketing plug here, but I’ve known Mike for a long time. His team is top decile. You want to look at the tombstones that the counselor has — how many SPAC transactions they’ve been on on the target side, how many on the sponsor side, because it’s a complicated product, and it’s a very foreign product for corporate issuers. There’s a lot of complexity around the regulatory process, the SEC process, and the listing process. The last thing you want to see when you’re an operating company is that your counselor is great at being a public company counsel but has no real depth of experience in the SPAC asset class. I mean, you would know better than me, Mike, but I think it’s like 95% of the time the operating company’s counsel stays on as the company counsel post-closing, right?

Michael Blankenship: It does. But we’ve taken over four or five of them post-closing. We have such a good team that —

Vikas Mittal: But that’s because you know the process in a way that probably the operating company not having been under the tent was like, “Oh my God, we’re not going to survive if we’ve got XYZ counselor staying on.” And you were driving the process as if you’re going to be the counsel for the company post-close. But that’s rare. There’s a handful of counselors and law firms that bring that pedigree, and certainly, Mike, we put you in the highest regard there. And then from somebody who hasn’t been a SPAC sponsor and wants to be a SPAC sponsor, I actually say the best way to do it is to sit on the board first for a relationship SPAC that’s done it. Learn that way. Learn passively as opposed to being the tip of the spear.

Because I promise you, in the 75 or so SPAC sponsors we’ve had great relationships with, of those that were first-time sponsors, every one of them comes to me and says, “Vikas, I really wish we had a do-over here, because we spent the first year figuring out what the heck this product is about and how to do it the right way.” We call it the scar tissue of the product, because it’s a really difficult product for parties who haven’t been in the ecosystem for a long time to wrap their head around. It’s a little bit of an insider’s product.

Michael Blankenship: Yeah. I mean, you definitely don’t want to be on the outside looking in when there’s so much financial stuff at stake here. But look, I appreciate your time today. Very insightful. Been in it for a while. Certainly know the product and certainly know the various companies, so I appreciate you coming out.

Vikas Mittal: Yeah. Good stuff. And I assume I’ll see you at the SPAC conference in a couple weeks or so?

Michael Blankenship: Yeah, I’ll be at the SPAC conference, and I’m actually speaking on a panel, so.

Vikas Mittal: Excellent. Good, see you there. I think my colleague Henry is speaking on a panel as well, but always good to catch up and look forward to continuing to cross paths.

Michael Blankenship: Sounds good. Thanks again, Vikas. It’s Mike with the SPAC Podcast.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a non-binding letter of intent dated December 2, 2025 with respect to a proposed business combination. If a definitive agreement is entered into in connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the entry into or timing of any definitive agreement or the consummation of any transaction. Any transaction would be subject to the completion of satisfactory due diligence, the negotiation of a definitive agreement and related ancillary agreements providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the letter of intent; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

Vikas Mittal | CSLM Digital Asset Acquisition Corp III, Ltd.

CSLM3@meteoracapital.com